GARDEN STAGE Limited

30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong
Tel: +852 2688 6333

August 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Re:	Garden Stage Limited

Registration Statement on Form F-1, as amended (File No. 333-281427)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Garden Stage Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on August 27, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Garden Stage Limited

By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Director, Chief Executive Officer and Interim Chief Financial Officer